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                                                                    EXHIBIT 4.45



                          ALLIED WASTE INDUSTRIES, INC.

                FIRST AMENDMENT TO THE 1993 INCENTIVE STOCK PLAN

      This First Amendment to the 1993 Incentive Stock Plan (the "1993 Plan") is adopted by the Board of Directors of Allied Waste Industries, Inc., a Delaware corporation (the "Company"), pursuant to the authority granted to the Board of Directors in Section 16 of the 1993 Plan. Capitalized terms used shall have the meanings set forth in the 1993 Plan. The 1993 Plan is amended as follows:

      Section 6(c)(6) is amended in its entirety to read as:

      (i) No Incentive Stock Option shall be assignable or transferable otherwise than by will or by the laws of decent and distribution or pursuant to a Qualified Domestic Relations Order. During the lifetime of a Participant, each Incentive Stock Option granted to him shall be exercisable only by him.

      (ii) A Non-Qualified Stock Option shall not be assignable or otherwise transferable except: (1) by will or by the laws of descent or distribution or pursuant to a Qualified Domestic Relations Order; (2) without consideration to members of a Participant's immediate family (i.e., children, grandchildren and spouse) ("family members"); (3) without consideration to trusts for the benefit of a Participant's family members; or (4) without consideration to partnerships whose only partners are a Participant's family members. Each Non-Qualified Stock Option shall be exercised during a Participant's lifetime only by a Participant or, as applicable, a Participant's family member.